Contact

www.linkedin.com/in/nicholas-puro-ba49542a (LinkedIn)

Top Skills

Mergers
Venture Capital
Portfolio Management

Nicholas Puro

Investor, Board Member and C-Suite Executive
North Miami Beach, Florida, United States

Summary

Private Equity Experience
Mr. Puro is CEO of BNM Financial and a partner at MidAtlantic Fund, a private equity investor and family office. Venture Partner at GEO MedTech Venture Fund, a medtech venture investor. Previously, Mr. Puro was a partner in the Edelson Funds, a series of private equity funds investing in early-stage companies for 10 major corporate limited partners including 3M, AT&T, Colgate-Palmolive, Imation, Ford Motor, Reed Elsevier, UPS, and Viacom. Portfolio companies operated businesses in computer software and hardware, telecom, internet, biotech, medical devices, alternative energy, outsourcing, education systems and entertainment. 10 of the Funds' portfolio companies each reached market capitalization of between $1 billion and $60 billion in the public markets. In total, 30+ portfolio companies completed IPOs including Blackboard, Celgene, Chinadotcom, Global Pharmaceuticals, NeuroMedical Systems, Oxford GlycoSciences, Oxford Molecular, and Websense. 30+ more portfolio companies were successfully sold to companies including 3M, Applied Digital Sciences, Cable & Wireless, Cincinnati Bell, Kodak, HERA (Hydro-Quebec/Shell JV), Viacom, Jostens, Mallinckrodt, and W.R. Grace.

Entrepreneurial Experience
CEO of Techderm, a cosmetic device company, and of Periotech, a periodontal device company, CFO and Chief Strategy Officer of Propel Orthodontics, a medical device company (purchased by Dentsply Sirona). President of medical device manufacturer, Temptime Corp. (purchased by Zebra Technologies), President of China Opportunity Acquisition Corp. a special purpose acquisition company that successfully acquired a major specialty steel company in China in March 2009, CFO and Chief Strategy Officer of Sndr, a secure enterprise communication and file sharing platform that protects information and data from internal and external threats, President, COO and CFO, MultiVir Inc., a clinical stage tumor suppressor immunotherapy company focused on oncology and a

member of the board of directors of InMarket Solution, a marketing company and TnA Therapeutics, a clinical stage drug development company.

Legal Experience
Prior to commencing his career in private equiry, Mr. Puro was a leading banking and private equity attorney performing transactional work for many of the largest and respected banks and private equity funds in the US and Europe.

Education
BS-Accounting Seton Hall; JD Fordham Law, 1982; Certificate of Completion of International Finance: Policy, Regulation, and Transactions, Oct 2025, Harvard Law School Executive Education

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Experience

BNM Bank Corp
Chief Executive Officer
January 2024 - Present (2 years 5 months)
Puerto Rico

Geo MedTech Ventures
Venture Partner
January 2023 - Present (3 years 5 months)
Luxembourg

Techderm, LLC
Chief Executive Officer
April 2014 - Present (12 years 2 months)
Florida, United States

MidAtlantic Fund
Partner
November 2012 - Present (13 years 7 months)
Greater New York City Area

MultiVir Inc.
President, Chief Operating Officer and Chief Financial Officer
January 2014 - June 2020 (6 years 6 months)

MultiVir is a leading clinical stage tumor suppressor immunotherapy company focused on viral gene therapies for oncology.

CRN Wireless
CEO
February 2012 - February 2013 (1 year 1 month)

Blackboard
Investor
2000 - 2011 (11 years)

TEMPTIME Corporation
President
August 2005 - October 2010 (5 years 3 months)
Morris Plains, NJ

Medical device manufacturer

Edelson Funds
Partner
September 1996 - June 2008 (11 years 10 months)
New York, New York, United States

Series of 5 venture capital investment funds with over 100 investments in life sciences and technology

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Education

Fordham University School of Law
JD

Seton Hall University
BS, Accounting